June 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Anthera Pharmaceuticals, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-8 filed under form type POS AM (File No. 333-218420)

Ladies and Gentlemen:

On behalf of Anthera Pharmaceuticals, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On June 5, 2017, the Company filed with the SEC (via EDGAR) Post-Effective Amendment No. 1 to Form S-8 (File No. 333-218420) under form type “POS AM” instead of “S-8 POS”. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Post-Effective Amendment No. 1 to Form S-8 filed on June 5, 2017. The Company intends to refile the Post-Effective Amendment No. 1 to Form S-8 under form type “S-8 POS” on or around June 9, 2017 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (510) 856-5584.

Sincerely,

/s/ May Liu
Senior Vice President, Finance and Administration (Principal Accounting and Financial Officer)

Anthera Pharmaceuticals, Inc. ● 25801 Industrial Boulevard, Suite B ● Hayward, CA 94545
P : 510-856-5600 ● F : 510-856-5597 ● www.anthera.com